Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated December 19, 2014.

The Goldman Sachs Group, Inc. $ Leveraged EURO STOXX® ex-Financials Index-Linked Notes due

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of the EURO STOXX® ex-Financials Index as measured from the trade date to and including the determination date (expected to be between 30 and 33 months after the trade date). If the final index level on the determination date is greater than the initial index level (set on the trade date and may be higher or lower than the actual closing level of the index on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,345.00 and $1,405.00 for each $1,000 face amount of your notes). If the final index level is less than the initial index level, the return on your notes will be negative. You could lose your entire investment in the notes.

To determine your payment at maturity, we will calculate the index return, which is the percentage increase or decrease in the final index level from the initial index level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•

if the index return is positive (the final index level is greater than the initial index level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 3.0 times (c) the index return, subject to the maximum settlement amount; or

•	if the index return is zero or negative (the final index level is equal to or less than the initial index level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the index return.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page PS-11.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is expected to be between $945 and $965 per $1,000 face amount, which will be less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $         per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models. The amount of the excess will decline on a straight line basis over the period from the trade date through                    .

Original issue date:	, 2014	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No.              dated             , 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Product supplement no. 3136 dated September 15, 2014

•	General terms supplement dated September 26, 2014

•	Prospectus supplement dated September 15, 2014

•	Prospectus dated September 15, 2014

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Leveraged EURO STOXX® ex-Financials Index-Linked Notes due

INVESTMENT THESIS

•

For investors willing to forgo gains above a maximum payment of between 134.50% and 140.50% of the face amount in exchange for leveraged upside if the underlier return is positive but not greater than between 11.50% and 13.50%

•

For investors willing to forgo interest payments and risk losing their entire investment for the potential to earn 300.00% of any positive return of the underlier up to a maximum payment of between 134.50% and 140.50% of the face amount

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

•	If the final underlier level is above 100.00% of its initial level, 100.00% plus 300.00% times the underlier return, subject to a maximum of between 134.50% and 140.50%

•	If the final underlier level is equal to or less than its initial level, 100.00% minus 1.00% for every 1.00% that the underlier has declined below its initial level

If the final underlier level declines below the initial underlier level, the return on the notes will be negative and the investor could lose their entire investment in the notes.

KEY TERMS

Issuer:	The Goldman Sachs Group, Inc.
Underlier:	The EURO STOXX® ex-Financials Index (Bloomberg symbol, “SXXNFE Index”)
Face Amount:	$ in the aggregate; each note will have a face amount equal to $1,000
Trade Date:
Settlement Date:	Expected to be the fifth scheduled business day following the trade date
Determination Date:	Expected to be between 30 and 33 months after the trade date
Stated Maturity Date:	Expected to be the third scheduled business day after the determination date
Initial Underlier Level:	To be determined on the trade date
Final Underlier Level:	The closing level of the underlier on the determination date
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage.
Upside Participation Rate:	300.00%
Maximum Settlement Amount:	Expected to be between $1,345.00 and $1,405.00
Cap Level:	Expected to be between 111.50% and 113.50% of the initial underlier level
CUSIP/ISIN:	/

HYPOTHETICAL PAYMENT AT MATURITY*

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.000%	134.500%
140.000%	134.500%
130.000%	134.500%
111.500%	134.500%
106.000%	118.000%
103.000%	109.000%
100.000%	100.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

*	assumes a cap level is set at the bottom of the cap level range of between 111.50% and 113.50% of the initial underlier level

RISKS

Please read the section entitled “Additional Risk Factors Specific to Your Notes” of this pricing supplement as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014, in the accompanying prospectus supplement dated September 15, 2014, under “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 3136 dated September 15, 2014, and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement dated September 26, 2014.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 26, 2014, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 3136” mean the accompanying product supplement no. 3136, dated September 15, 2014, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-35 of the accompanying product supplement no. 3136 and “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 3136 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 3136 or the accompanying general terms supplement.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the EURO STOXX® ex-Financials Index (Bloomberg symbol, “SXXNFE Index”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 3136:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	averaging dates: not applicable

•	redemption right or price dependent redemption right: not applicable

•	cap level: yes, as described below

•	buffer level: not applicable

•	interest: not applicable

Face amount: each note will have a face amount of $1,000; $         in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 3136. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to final Treasury regulations, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2017.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•

if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return; or

•	if the final underlier level is equal to or less than the initial underlier level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the underlier return

Initial underlier level (to be set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 300.00%

Cap level (to be set on the trade date): expected to be between 111.50% and 113.50% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be between $1,345.00 and $1,405.00

Trade date:

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth scheduled business day following the trade date

Determination date (to be set on the trade date): a specified date that is expected to be between 30 and 33 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes —Determination Date” on page S-14 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying general terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-27 of the accompanying general terms supplement

Trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-27 of the accompanying general terms supplement

Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-40 of the accompanying product supplement no. 3136

ERISA: as described under “Employee Retirement Income Security Act” on page S-49 of the accompanying product supplement no. 3136

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-50 of the accompanying product supplement no. 3136; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $        .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. The underwriting discount set forth on the cover page of this pricing supplement per $1,000 face amount is comprised of $         of underwriting fees and $         of selling commission.

We expect to deliver the notes against payment therefor in New York, New York on             , 2014, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	300.00%
Cap level	111.50% of the initial underlier level
Maximum settlement amount	$1,345.00

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	134.500%
140.000%	134.500%
130.000%	134.500%
125.000%	134.500%
111.500%	134.500%
109.000%	127.000%
106.000%	118.000%
103.000%	109.000%
100.000%	100.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 134.500% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 111.500% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 111.500% (the section right of the 111.500% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 3136.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, the cap level and the maximum settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014, in the accompanying prospectus supplement dated September 15, 2014, under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and under “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 3136. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, the accompanying general terms supplement, dated September 26, 2014, and the accompanying product supplement no. 3136, dated September 15, 2014, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such expected estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors. The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models. As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover. Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 3136.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 3136.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the EURO STOXX® ex-Financials Index as measured from the initial underlier level set on the trade date (which could be higher or lower than the actual closing level of the underlier on the trade date) to the closing level on the determination date. If the final underlier level is less than the initial underlier level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which will be set on the trade date. The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stocks or any other rights with respect to the underlier stocks. Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities

You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the underlier may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 3136. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 3136 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The EURO STOXX® ex-Financials Index, which we refer to as the index, is a free-float market capitalization-weighted index of stocks created by STOXX Limited, the index sponsor. The index is a sub-index of the EURO STOXX® Index but excludes stocks the issuers of which are classified as being in the “Financials” industry group by the Industry Classification Benchmark (“ICB”). Publication of the EURO STOXX® Index (which we refer to as the parent index) began on June 15, 1998, based on an initial index value of 100 at December 31, 1991. The index was first published in November 2011. The level of the index is disseminated on, and additional information about the index is published on, the STOXX Limited website: http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement. STOXX Limited is under no obligation to continue to publish the EURO STOXX® Index or the index and may discontinue publication of either index at any time.

The index contains all of the stocks in the EURO STOXX® Index except for the stocks of those companies which, under the ICB, are classified as being in the “Financials” industry group (ICB 8000). The ICB uses ten industry groups, and includes within the “Financials” industry group banks, insurance companies, real estate companies, and financial services companies. Additional information about the ICB is published on the ICB website at www.icbbenchmark.com. We are not incorporating any information on that website into this pricing supplement.

As of December 16, 2014, the index featured 228 components from the following 12 Eurozone countries (with their relative weightings in the index indicated in parentheses): Austria (0.42%), Belgium (4.23%), Finland (3.43%), France (34.11%), Germany (31.44%), Greece (0.17%), Ireland (1.97%), Italy (5.84%), Luxembourg (1.07%), the Netherlands (9.01%), Portugal (0.56%) and Spain (7.71%). The top ten component stocks of the index as of December 16, 2014, by weight, were: Total SA (4.12%), Bayer AG (3.84%), Sanofi SA (3.69%), Siemens AG (3.14%), Anheuser-Busch InBev SA (2.82%), Daimler AG (2.77%), BASF SE (2.63%), SAP SE (2.16%), Unilever NV (2.01%) and Telefonica SA (1.98%).

As of December 16, 2014, the companies included in the index were divided by the index sponsor into the remaining nine ICB industry groups (other than the Financials industry group). The ICB industry groups (with the percentage weight in the index as of December 16, 2014 in such industry group indicated in parentheses) are: Consumer Goods (22.28%), Industrials (19.61%), Consumer Services (9.24%), Utilities (8.13%), Basic Materials (12.75%), Telecommunications (6.36%), Technology (7.04%), Oil & Gas (7.22%) and Health Care (7.33%). Percentages may not sum to 100% due to rounding.

Sector designations are determined by the index sponsor using criteria it has selected or developed, in this case the ICB criteria. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

Index Composition

The parent index is a broad yet liquid subset of the STOXX® Europe 600 Index (the “600 index”), featuring only the constituents of the 600 index from the 12 Eurozone countries, and, as of December 16, 2014 contained 294 constituent stocks. The index is a sub-index of the parent index that excludes stocks the issuers of which are allocated to the “Financials” industry group by the ICB.

Maintenance of the index.

The composition of the 600 index is reviewed by STOXX Limited quarterly. On the quarterly review date, the eligible stocks are ranked in terms of free float market capitalization to produce the selection list for the 600 index. The selection list for the 600 index is updated on a monthly basis according to the review constituent selection process in case a replacement is needed for a deletion. To create the selection list for the 600 index, for each company having more than one eligible class of stock, only the most liquid class is eligible, and a liquidity screen of a 3-month average daily trading volume of greater than one million Euros is applied to the eligible stocks. The eligible stocks remaining after application of the liquidity screen are ranked by their free float market capitalizations.

At the quarterly review, the largest 550 stocks on the selection list qualify for selection for the 600 index. The remaining 50 stocks are selected from the largest remaining current constituents that are ranked between 551 and 750 on the selection list. If the number of stocks selected is still below 600, the largest remaining stocks on the selection list are selected until there are enough stocks. Because the parent index and the index are sub-indexes of the 600 index, their constituents change as the constituents of the 600 index change, but they are not separately reviewed.

The constituents of the 600 index are monitored on an ongoing monthly basis. Corporate actions (including initial public offerings, mergers and takeovers, spin–offs, delistings and bankruptcy) that affect the composition of the 600 index are immediately reviewed. Any changes are announced, implemented and made effective in line with the type of corporate action and the magnitude of the effect.

The parent index is derived from the 600 index by selecting only stocks of companies that trade in Euros and that are incorporated, and have a primary listing (as determined by STOXX Limited) on an exchange, in one of the Eurozone countries. The parent index does not have a fixed number of constituents. The index is derived from the parent index by excluding from the parent index stocks of issuers which are classified as being in the “Financials” industry group by the ICB. The index does not have a fixed number of constituents.

Deletion and Replacement of Component Stocks.

A deleted stock is replaced to maintain the fixed number of stocks in the 600 index. Usually, the replacement is based on the latest monthly selection list. In the case of a spin-off, if the original stock was a constituent stock of the 600 index, then each spin-off stock may qualify for addition to the 600 index if it is ranked between 1 and 550 on the latest selection list for the 600 index. The largest qualifying spin-off stock replaces the original constituent stock, while the next qualifying spin-off stock replaces the lowest ranked constituent stock.

The free float factors for each index stock that STOXX Limited uses to calculate the index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review (subject to certain exceptions for extraordinary adjustments, which may be implemented and made effective more quickly). Each constituent’s weight is capped at 20% of the index’s total free float market capitalization. The free float factor reduces the index stock’s number of shares to the actual amount available on the market. All holdings that are larger than 5% of the total outstanding number of shares and shares held on a long-term basis are excluded from the index calculation (including, but not limited to, stock owned by the company itself, stock owned by government, stock owned by certain individuals or families, and restricted shares).

In the event a stock is deleted from the 600 index, it will also be deleted from the parent index and the index. However, stocks deleted from the parent index and the index will not be replaced before the next quarterly review.

Index Calculation.

STOXX Limited calculates the index using the “Laspeyres formula,” which measures the aggregate price changes in the index stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

Index level = free float market capitalization of the index divided by the divisor.

The “free float market capitalization of the index” is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each index stock as of the time the index is being calculated. Where any index constituent stock price is unavailable on any trading day, the index sponsor will generally use the last reported price for such constituent stock.

In case the investability and tradability of the index and index based products are affected by an upcoming market or company event that is considered significant or “extreme” by the STOXX Management Board, which, along with the Board of Directors of STOXX Limited, manages STOXX Limited; the following actions or a combination of the following actions are taken. For all such changes a minimum notification period of two full trading days will be observed. The action scope may include but is not limited to:

•	application of expert judgment for index constituent pricing data,

•	adjustment of operational procedures,

•	postponement of index adjustments,

•	adjustment of selection lists,

•	change of weights of index constituents by adjusting the number of shares, free-float factors or weighting cap factors, as applicable, or

•	adjustment of index compositions.

The index is calculated using a divisor that helps to maintain the continuity of the index’s value so that corporate actions do not artificially increase or decrease the level of the index. The divisor is calculated by starting with the previous divisor in effect (which we call the “original divisor value”) for the index and multiplying it by a fraction, the numerator of which is (i) the free float market capitalization of the index (as described above) as of the time the original divisor value was calculated, plus or minus (ii) the difference (which we call the “market capitalization difference”) between the free float market capitalization of the index as of the time the new divisor value is being calculated and the free float market capitalization of the index as of the time the original divisor value was calculated, and the denominator of which is the free float market capitalization of the index as of the time the original divisor value was calculated. For index stocks that have experienced a corporate action of the type described below effective as of the time the new divisor value is being calculated, the market capitalization difference for purposes of the numerator is equal to (x) the adjusted free float market capitalization of the index calculated with adjusted closing prices, the new number of shares and the free float factor, in each case as of such effective time minus (y) the free float market capitalization of the index calculated with the original closing price, number of shares and free float factor, in each case as used at the time the original divisor value was calculated. Errors in divisor calculation are corrected on an intraday basis if discovered on the same day the new divisor is published. If the error is discovered later, the error is corrected on an intraday basis if feasible and only if the error is considered significant by the STOXX Management Board.

Divisor Adjustments.

STOXX Limited adjusts the divisor for the index to maintain the continuity of the index values across changes due to corporate actions. The following is a summary of the adjustments to any index stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the index stock will receive “B” number of shares for every “A” share held (where applicable).

(1)	Special cash dividend:

Adjusted price = closing price – dividend announced by the company * (1-withholding tax if applicable)

Divisor: decreases

(2)	Split and reverse split:

Adjusted price = closing price * A / B

New number of shares = old number of shares * B / A

Divisor: no change

(3)	Rights offering:

Adjusted price = (closing price * A + subscription price * B) / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: increases

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

Extremely dilutive rights issues having a share ratio larger or equal to 2000% (B/A≥20) are treated as follows:

STOXX will announce the deletion of the company from all indices following the standard rules for index replacements if sufficient notice of two trading days before the ex-date can be given.

The company may enter the indices again at the next periodic index review, but only after the new rights issue shares have been listed.

Extremely dilutive rights issues for which two trading days’ notice before the ex-date cannot be given, and all highly dilutive rights issues having a share ratio larger or equal to 200% (B/A≥2) are treated as follows:

•	The rights are included into the indices with a theoretical price on the ex-date;

•	The rights must be listed on an eligible stock exchange and tradable starting on the ex-date; otherwise only a price adjustment is made;

•	The rights will have the same parameters as the parent company;

•	The rights will be removed after their first trading day at the close; and

•	The number of shares and weighting factors will be increased after the new rights issue shares have been listed.

(4)	Stock dividend:

Adjusted price = closing price * A / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: no change

(5)	Stock dividend from treasury stock

if treated as extraordinary dividend:

Adjusted close = close – close * B / (A + B)

Divisor: decreases

(6)	Stock dividend of another company:

Adjusted price = (closing price * A – price of other company * B) / A

Divisor: decreases

(7)	Return of capital and share consolidation:

Adjusted price = [closing price – capital return announced by company * (1– withholding tax)] * A / B

New number of shares = old number of shares * B / A

Divisor: decreases

(8)	Repurchase of shares / self-tender:

Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(9)	Spin– off:

Adjusted price = (closing price * A – price of spin–off shares * B) / A

Divisor: decreases

(10)	Combination stock distribution (dividend or split) and rights offering:

For theses corporate actions, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held; and

If A is not equal to one, all the following “new number of shares” formulae need to be divided by A.

If rights are applicable after stock distribution (one action applicable to another):

Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]

New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A

Divisor: increases

If stock distribution is applicable after rights (one action applicable to another):

Adjusted price = (closing price * A + subscription price * C) / [(A + C) * (1 + B / A)]

New number of shares = old number of shares * [(A + C) * (1 + B / A)]

Divisor: increases

Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B + C) / A

Divisor: increases

(11)	Addition/deletion of a company

No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

(12)	Free float and shares changes

No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

License Agreement between STOXX Limited and Goldman Sachs International

The EURO STOXX® ex-Financials Index is the intellectual property of (including registered trademarks) STOXX Limited and/or its licensors (collectively, the “Licensors”). The license agreement between the Licensors and Goldman Sachs International provides that the following language must be set forth in this pricing supplement:

The Licensors have no relationship to Goldman Sachs International, other than licensing the EURO STOXX® ex-Financials Index and the related trademarks for use in connection with the notes.

The Licensors do not:

•	Sponsor, endorse, sell or promote the notes.

•	Recommend that any person invest in the notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	Have any responsibility or liability for the administration, management or marketing of the notes.

•	Consider the needs of the notes or the owners of the notes in determining, composing or calculating the EURO STOXX® ex-Financials Index or have any obligation to do so.

The Licensors will not have any liability in connection with the notes. Specifically,

•	The Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

•

The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the EURO STOXX® ex-Financials Index and the data included in the EURO STOXX® ex-Financials Index;

•	The accuracy or completeness of the EURO STOXX® ex-Financials Index and its data;

•	The merchantability and the fitness for a particular purpose or use of the EURO STOXX® ex-Financials Index and its data;

•	The Licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX® ex-Financials Index or its data; and

•	Under no circumstances will the Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if the Licensors know that they might occur.

The licensing agreement between Goldman Sachs International and the Licensors is solely for their benefit and not for the benefit of the owners of the notes or any other third parties.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The graph below shows the daily historical closing levels of the underlier from December 18, 2004 through December 18, 2014. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-4
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-11
The Underlier	PS-15

Product Supplement No. 3136 dated September 15, 2014
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Notes	S-30
General Terms of the Underlier-Linked Notes	S-35
Use of Proceeds	S-40
Hedging	S-40
Supplemental Discussion of Federal Income Tax Consequences	S-42
Employee Retirement Income Security Act	S-49
Supplemental Plan of Distribution	S-50

General Terms Supplement dated September 26, 2014
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-13
The Underliers	S-33
S&P 500® Index	S-37
MSCI Indices	S-42
Hang Seng China Enterprises Index	S-50
Russell 2000® Index	S-55
FTSE® 100 Index	S-62
EURO STOXX 50® Index	S-67
TOPIX	S-73
The Dow Jones Industrial AverageSM	S-78
The iShares® MSCI Emerging Markets ETF	S-81

Prospectus Supplement dated September 15, 2014
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120

$

The Goldman Sachs Group, Inc.

Leveraged EURO STOXX® ex-Financials Index-Linked Notes due

Goldman, Sachs & Co.